Exhibit 99.B(d)(1)(D)(iv)

Directed Services LLC

1475 Dunwoody Drive, West Chester, PA 19380

April 30, 2010

Directed Services, LLC

1475 Dunwoody Drive

West Chester, PA  19380

Re:                               Advisory Fee Waiver

Ladies and Gentlemen:

Directed Services LLC (“DSL”) and ING Investors Trust (“IIT”) are parties to an Amended and Restated Investment Management Agreement dated April 29, 2005, as amended and restated (the “Agreement”) under which IIT has agreed to pay DSL an annual advisory fee in the amount of 0.25% on all assets of ING DFA Global All Equity Portfolio.  By execution of this letter, DSL hereby voluntarily waives a portion of the annual advisory fee that it is entitled to receive as follows:

DSL will waive twenty-two (22) basis points from the advisory fee payable to DSL for an initial period commencing on the date of the Agreement through and including May 1, 2011.  The amount of the fee waiver will be twenty-two (22) basis points per year, as reflected in the post-waiver advisory fee schedule set out below.

Annual Advisory Fee
as a percentage of average daily net assets

0.03%

This letter agreement shall terminate upon the termination of the Agreement.

Sincerely,

/s/ Todd Modic	/s/ Kimberly A. Anderson

Todd Modic	Kimberly A. Anderson
Vice President	Senior Vice President
Directed Services LLC	ING Investors Trust